

09059493

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

UAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-dotted 8-6745

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___**JANUARY 1, 2008**___ AND ENDING___**DECEMBER 31, 2008**___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RSG CAPITAL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7499 WEST ATLANTIC AVENUE
DELRAY BEACH, FL 33446

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender   **646.290.7248**
                                                                       (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carr, Riggs & Ingram, LLC
                        (Name - *if individual, state last, first, middle name*)

1031 W. Morse Blvd Suite 200 Winter Park,   FL   32789
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant

FOR OFFICIAL USE ONLY

must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **Steven C. Bender**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **RSG Capital Corp.** as of **DECEMBER 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

_____
Signature

_Financial & Operations Principal_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, FL 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

Independent Auditor's Report

Stockholder
RSG Capital Corp.
Delray Beach, Florida

We have audited the accompanying statement of financial condition of RSG Capital Corp. as of December 31, 2008, and the related statements of loss, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RSG Capital Corp. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, computation of net capital and computation of aggregate indebtedness, as of December 31, 2008, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Carr, Riggs & Ingram, LLC

February 24, 2009

RSG CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31,2008

ASSETS

Cash and cash equivalents	$	75,041
Commissions receivable		1,334
Prepaid assets		490
Deposits with clearing agent		14,114
	$	90,979

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued expenses	$	10,313
Stockholder's equity:		
Common stock, $1 par value; 100 shares authorized,		
issued and outstanding		100
Additional paid-in capital		59,470
Retained earnings		21,096
		80,666
	$	90,979

See notes to financial statements.

RSG CAPITAL CORP.

STATEMENT OF LOSS

FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues:		
Commissions	$	389,663
Other income		2,199
		391,862
Expenses:		
Commissions		336,075
Clearing charges		15,583
General and administrative		66,625
		418,283
Net loss	$	(26,421)

RSG CAPITAL CORP.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common stock		Additional paid-in capital	Retained earnings	Total
	Shares	Amount			
Balances, January 1, 2008	100	$ 100	$ 59,470	$ 47,517	$ 107,087
Net loss for the year ended December 31, 2008	-	-	-	(26,421)	(26,421)
Balances, December 31, 2008	100	$ 100	$ 59,470	$ 21,096	$ 80,666

RSG CAPITAL CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

Cash flow from operating activities:		
Net income	$	(26,421)
Adjustments to reconcile net income to cash		
used by operating activities:		
Increase in commissions receivable		(1,334)
Increase in prepaid assets		(490)
Decrease in deposits with clearing agent		904
Total adjustments		414
Net cash provided by operating activities and net decrease in cash and cash equivalents		(26,835)
Cash and cash equivalents, beginning of year		100,192
Cash and cash equivalents, end of year	$	75,041

1. Nature of operations and summary of significant accounting policies:

   Nature of operations and organization:
   RSG Capital Corporation was incorporated January 10, 2006 and began operations in March 2007 for the purpose of conducting business as a broker/dealer in general securities with retail investors. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulation Authority ("FINRA", formerly the NASD).

   Cash and cash equivalents:
   Cash and cash equivalents consist of amounts on deposit in checking and interest bearing bank accounts.

   Use of estimates:
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

   Revenue and expense recognition:
   The revenues of the Company are derived primarily from commissions earned on the sale of mutual funds. Commission income is recorded on the date of the transaction leading to the commission.

   Income taxes:
   The Company and its sole shareholder have elected under Subchapter S of the Internal Revenue Code to have the Company's taxable income or loss reported by the stockholder. Because of this election, federal income taxes have not been provided for in the 2008 financial statements.

2. Net capital requirements:

   The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

   As of December 31, 2008, the Company had excess net capital of $30,176 and a net capital ratio of .13 to 1.

3. Related party transactions:

    An affiliated company related through common ownership provides the office rental to RSG Capital Corporation. Annual payments for the lease are $12,166 and the lease expires in February 2012. In addition, there were amounts paid to the affiliated company for shared expenses, such as office supplies and administrative expenses. For the year ended December 31, 2008, these amounts were $3,786.

    Approximate future minimum lease payments for years ending December 31 are as follows:

2009	$ 12,000
2010	12,000
2011	12,000
2012	2,000
	$ 38,000

4. Liability subordinated to the claims of creditors:

    None of the Company's liabilities have been subordinated to the claims of general creditors at December 31, 2008.

5. Concentration of credit risk:

    Cash is maintained in high quality financial institutions. At times, such amounts can be in excess of federally insured limits.

6. Supplementary disclosures of cash flow information:

    Cash was paid during the year for:

Interest	$ -
Income taxes	$ -

RSG CAPITAL CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

Net capital
  Total shareholder's equity $ 80,666

Deductions:
  Non-allowable assets:
    Prepaid assets   (490)

Net capital $ 80,176

Reconciliation with Company's computation (included in
  Part II of Form X-17A-5 as of December 31, 2008
    Net capital, as reported in Company's Part II
    FOCUS report $ 80,175

Adjustments:
  Rounding   1

                                                                 $ 80,176

RSG CAPITAL CORP.

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17a-5 OF SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

Aggregate indebtedness:

Accrued expenses and aggregate indebtedness $ 10,313

Ratio of aggregate indebtedness to net capital   0.13 to 1



CARR
RIGGS &
INGRAM

Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

Independent Auditor's Report
On Internal Control Required By SEC Rule 17a-5

Stockholder
RSG Capital Corp.
Delray Beach, Florida

In planning and performing our audit of the financial statements and supplemental schedules of RSG Capital Corp. (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission, (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cohen Riggs & Sheahan LLC

February 24, 2008

Financial Statements

RSG Capital Corp.

December 31, 2008